Exhibit 12.1
Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands) (unaudited)

	Three Months Ended	Year Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007

Earnings
Income (Loss) from continuing operations	$860	$1,333	$1,575	$2,075	$(1,676)	$(712)
Plus: Taxes	65	225	264	222	219	217
Plus: Fixed Charges	2,017	6,344	6,040	6,189	7,302	5,792
Less: Capitalized Interest	—	—	—	—	(373)	(144)
Total Earnings	$2,942	$7,902	$7,879	$8,486	$5,472	$5,153

Fixed Charges
Interest Expense	$1,712	$5,728	$5,620	$5,749	$5,857	$5,402
Plus: Capitalized Interest	44	—	—	—	373	144
Plus: Amortization of deferred financing cost	261	616	420	440	1,072	246
Total Fixed Charges	$2,017	$6,344	$6,040	$6,189	$7,302	$5,792

Ratio of Earnings to Fixed Charges	1.46	1.25	1.30	1.37	0.75	0.89